

November 25, 2013

Cameron MacDougal
Vice President
Fortress Transportation and Infrastructure Investors Ltd.
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

> **Re: Fortress Transportation and Infrastructure Investors Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 30, 2013**
> **CIK No. 0001590364**

Dear Mr. MacDougal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this registration statement.

2. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

3. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

4. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

5. Please provide the information relating to the terms of the Management Agreement that is not eligible for omission under Rule 430A.

6. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

7. Please provide us with copies of any graphics or photographs you intend to use in your prospectus.

8. You appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

9. Please provide us with a legal analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 26.

10. Please revise your prospectus throughout for repetition. In particular, your Business and Industry Overview sections, as well as your Summary, contain substantial duplication.

Outside Front Cover Page of the Prospectus

11. We note that you have omitted the names of the lead or managing underwriters. Please include them in your next amendment or be advised that we will defer further review of any amendment that does not include the names of the lead underwriters.

12. In the second sentence of the first paragraph, please identify and provide a brief description of the affiliate of Fortress Investment Group, LLC that will "externally manage" Please also provide a concise description of the responsibilities and obligations of the external manager.

Prospectus Summary, page 1

13. You define FTAI to mean Fortress Transportation and Infrastructure Investors Ltd., but then state that references to FTAI refer to Fortress Worldwide Transportation and Infrastructure General Partnership, also defined as Holdco. Please explain which entity FTAI refers to and eliminate disclosure that is either incorrect or confusing.

14. Please tell us why the parties chose to create FTAI as an entity established for what appears to the sole purpose of conducting this offering. Tell us what consideration the parties gave to making Holdco the issuer and having the registration statement cover the offer and sale of limited partnership units of Holdco. If you considered but elected to dispense with that option, please explain why.

15. In a separate section, please describe the economic and voting rights that holders of your common shares will have as a result of participating in this offering. To the extent cover page disclosure is required because of the material limitations on a shareholder's ability to influence corporate affairs, please provide it.

16. Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

17. Please provide substantiation for the qualitative statements throughout your prospectus, such as, for example: your assets are high quality and generate attractive returns; your Manager has key business relationships; that your Manager has applicable expertise and significant prior experience; that there are meaningful barriers to entry in the sectors you are targeting; that you have a sustainable advantage for you to make successful acquisitions; and that the operators that you have partnered with are "leading operators."

18. Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide meaningful balancing information rather than a list of risk factors at the end of this section. Please also ensure that the risk factors you discuss in your summary are specifically tailored to your company.

19. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus.

20. Please expand your summary to include a discussion of relevant tax matters.

Market Opportunity, page 2

21. Please ensure that you provide appropriate context for the information presented in your summary. For example, in the second paragraph under this heading, you discuss the drop in European banks' share of overall transportation lending from 2008 through 2013. Without greater context, the relevance of this information, or the manner in which it signifies a funding gap, is unclear. Please revise.

Our Strengths, page 5

22. You repeatedly state that you target assets with internal rates of return from 15% to 25%. Please disclose, where appropriate, the internal rates of return that your various assets have achieved to date.

23. You refer to the use of what you believe to be "reasonable leverage." Please clarify what amount of leverage management considers to be reasonable.

24. We note your disclosure here that you have distributed approximately 72% of your cumulative net income to date as dividends. When you discuss your historic dividend payments, please disclose whether you intend to continue paying dividends at the same or a comparable level.

25. You refer here to your "broad investment mandate." Please disclose, here and elsewhere as appropriate, whether there are any limitations on what you may invest in. We note your disclosure on pages 28 and 81. If there are no limitations on what you may invest in, please expand the risk factor on page 28 to address the risk that your Manager may choose to invest outside of the sectors discussed in this prospectus.

Existing Portfolio, page 6

26. Where you discuss your assets, please state explicitly which are currently idle and which are currently leased.

Our Manager and Management Agreement and Other Compensation Arrangements, page 6

27. Please revise your disclosure, here and throughout, to make apparent the division of responsibility and power between your Manager and your General Partner. We note that you state here that your Manager will determine your investment criteria; source, analyze and execute on acquisitions and sales; and perform ongoing commercial management of your portfolio. You state on page 11 that "[y]our only business following this offering will be [y]our ownership of the limited partner interests in Holdco." As your only business is the holding of limited partner interests in Holdco, please explain how your

Manager may perform any of these functions, since it merely controls limited partnership interests. We note that you provide no discussion of the role of your General Partner in your business, although your General Partner will be receiving incentive compensation.

Grant of Options to Our Manager, page 8

28. Please disclose whether your Manager will be offered the option to purchase equity in an amount equal to ten percent of the equity sold in an offering if the initial sale is to the Manager itself.

Conflicts of Interest, page 9

29. Please expand your discussion, here and elsewhere as appropriate, of the effect of the prohibition contained in your code of business conduct and ethics restricting the directors, officers and employees of your Manager from engaging in any transaction that involves an actual conflict of interest. Please also explain how this prohibition may be enforced in light of the fact that, as disclosed on page 28, your Manager will not be liable for any acts or omissions under the Management Agreement. We also note your disclosure on page 90 that you may engage in material transactions with your Manager, which would appear to violate the prohibition in your code against actual conflicts of interest. Please advise.

Risk Factors, page 17

30. Please include a discussion, where appropriate, of the risks, if any, posed by the fact that your company only holds limited partner interests and thus has no actual control over the operating subsidiaries.

31. As your company's only operations involve holding the limited partner interests in Holdco, please include a risk factor discussing the effects of the restrictions on your ability to make distributions, discussed on page 57, on both your company and your plans to make quarterly dividends. Please also, where appropriate, include the amount of cash dividends declared over the last two fiscal years and subsequent interim periods. See Item 201(c)(1) of Regulation S-K.

Contractual defaults may adversely affect our business . . . , page 19

32. In the last sentence of the first paragraph under this heading you discus the risk that your assets may be returned to you damaged. Please discuss the insurance arrangements you have in place, or lack thereof, to address this possibility.

33. The first two sentences of the second paragraph under this heading are unclear. It would appear that excess supply of comparable assets to those you are renting would place price pressure on yourself, rather than your customers. Please revise.

Litigation to enforce our contracts and recover our assets . . . , page 20

34. You state that it is not possible to predict with any degree of certainty the jurisdictions in which enforcement proceedings may be commenced. Several of your assets are used in specific areas. Please disclose the current locations, and historic locations if salient, of your assets, to allow your readers to better understand which jurisdictions enforcement proceedings may be commenced in.

Certain liens may arise on our assets, page 20

35. Please clarify which of your assets are subject to liens which may allow a lender to take possession of or sell that asset in the event of a default.

Some of our customers operate in highly regulated industries . . . , page 22

36. Please expand this discussion to state which of your material contractual arrangements require specific governmental or regulatory licenses, consents or approvals. Please also clarify your reference to "extensive trade laws and regulations" in the fourth sentence under this risk factor.

Our international operations involve additional risks . . . , page 23

37. Please revise this section to state the regions in which you and your customers operate, and discuss the risks salient to each.

Investments in emerging markets are subject to greater risks . . . , page 24

38. Please clarify which emerging markets you contemplate acquiring assets in.

Our inability to obtain sufficient capital . . . , , page 25

39. You refer here to your ability to borrow against your assets. Please expand to discuss the effect of the restrictions on your ability to borrow against your assets discussed on page 57 on your ability to raise capital.

40. You state on page 36 that maintaining your exemption from registration imposes limits on your operations. You refer here to limits on the ability of your or your subsidiaries to enter into financing leases and engage in other types of financial activity. Please expand your discussion here to thoroughly discuss these limits.

There are conflicts of interest in our relationship with our Manager, page 26

    41. Please expand this risk factor to discuss, as disclosed on page 90, that the communication of related party transactions and the material facts of such transaction would be made by your Manager's employees to your independent directors.

Our directors have approved a broad strategy for our Manager . . . , page 28

    42. Please state how regularly your directors will review your strategy and portfolio of assets. In addition, you refer here to your Manager's "great latitude" in conducting investments. Please disclose whether there are any restrictions on what your Manager may invest in.

We may not be eligible for an exemption from U.S. federal income taxation . . . , page 29

    43. You state that you may lose your Section 883 exemption based upon the ownership percentages of "certain shareholders." Please clarify which shareholders you are referring to.

We may become subject to unanticipated tax liabilities . . . , page 30

    44. Please clarify what portion of your income is subject to U.S. federal income tax.

Use of Proceeds, page 38

    45. Please provide a more detailed description of your plan for the use of the proceeds from this offering, including the approximate amount to be used for each use. If you do not have a specific plan, please say so and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K and Instruction 5 to Item 504. We also note your statement that possible uses of your proceeds include acquisitions. Please expand your disclosure to discuss any probably business combinations you intend to finance with the proceeds of your offering. Refer to Instruction 6 to 504.

Unaudited Pro Forma Combined Consolidated Financial Information, page 45

    46. We note your disclosure stating that the unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 presents your combined consolidated results of operations giving pro forma effect to the items listed below as if such transactions occurred on January 1, 2012. Please expand your disclosure to describe the transactions to which you are referring and describe how you will account for them in your financial statements. Also, please supply the missing pro forma information.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47</u>

47. Please revise this section to include trend information required by Item 303(a)(3)(ii) of Regulation S-K.

<u>Comparison of the year ended December 31, 2012 ("2012") to the period from June 23, 2011 (commencement of operations) to December 31, 2011 ("2011"), page 48</u>

48. On page 50, you state that other income increased as a result, in part, of your investment in an entity which owns an offshore derrick pipelay barge. It is unclear why this is presented for the "Other" segment, or Holdco, when on page 47 you represent this investment as appropriately belonging to your offshore energy segment. Please advise.

49. Please consider changing your references to Holdco from "Other" to a different name. As you discuss "Other income," the use of this title may be confusing.

<u>Liquidity and Capital Resources, page 54</u>

50. You state that after this offering you will no longer be entitled to capital contributions from your partners. You also state that as of June 30, 2013, you had a total of $231 million of capital availability remaining under your partnership agreements. Please disclose whether this capital will be contributed before this offering.

51. Please expand your disclosure to quantify and discuss your estimated cash requirements as of September 30, 2013 and how you intend to fund those requirements. Clarify the extent to which your short and long term liquidity requirements will be impacted by the expected offering proceeds and any availability under existing credit facilities. In this regard, ensure that your disclosures under the headings "Debt Obligations" and "Contractual Obligations," on pages 57-58, are updated for the interim period ended September 30, 2013. Refer to FRC Section 501.13.a.

<u>Debt Obligations, page 57</u>

52. Please provide a thorough description of the limitations under your debt agreements on the abilities of you and your subsidiaries to: incur indebtedness; create liens on property; make investments or distributions; or dispose of assets.

<u>Business, page 70</u>

53. Please revise this section to include the information required by:

- Item 101(a)(1) of Regulation S-K, regarding the general development of your business;

- Item 101(b) of Regulation S-K, including revenues from external customers, a measure of profit or loss and total assets for each segment or an appropriate cross-reference; and

- Item 101(d) of Regulation S-K, regarding financial information about geographic areas.

Please also include the information regarding environmental regulations and their effect on your business, as called for by Item 101(c)(xii) of Regulation S-K. We note your disclosure on page 37 that environmental risks may materially affect your results, but that there is no risk factor to this effect.

Market Sectors, page 71

54. Please disclose, either here or under Competition on page 78, which of the sectors you are active in have clear market leaders.

Existing Portfolio, page 74

55. Please disclose what portion of your aviation portfolio is currently leased.

Asset Management, page 77

56. We note your references here to holding frequent meetings with your Manager. As you have no employees or identified directors, please advise as to who is meeting with your Manager.

Customers, page 77

57. Please disclose whether you are dependent upon any of the customers you list here, and whether the loss of any one or more of them would have a material adverse effect on your business or the relevant segment. Please see Item 101(c)(vii) of Regulation S-K.

Competition, page 78

58. Please include a statement of the competitive basis upon which your segments operate. Please see Item 101(c)(x) of Regulation S-K.

Conflicts of Interest, page 78

59. You state here that "[o]ne or more of our officers and directors have responsibilities and commitments to entities other than us." Please clarify which officers and directors you are referring to, and the nature of these responsibilities and commitments.

Our Manager and Management Agreement and Other Compensation Arrangements, page 81

Assignment, page 83

60. It appears from your disclosure that your Management Agreement may be assigned by your Manager to an entity managed by Mr. Wesley R. Edens without the consent of your independent directors. Please provide a risk factor discussing this provision and its possible impact. Please also expand your discussion here to provide more information on Mr. Edens.

Management, page 86

Directors and Executive Officers, page 86

61. You state here that all officers serve at the discretion of the board of directors. In light of the Management Agreement, please advise whether the board may be in breach of that agreement, or what other possible ramifications may occur, if the board exercises its right to remove an executive officer. If appropriate, please include expanded risk factor disclosure.

62. Please expand your disclosure for each of your named executive officers to include their term in office, as well as any understanding between any officers and your Manager pursuant to which that officer was selected for their position. Please see Item 401(b) of Regulation S-K.

63. Please expand your discussion of Mssrs. Adams and Iacono to include their positions over the last five years. Please also make clear the relationship between Fortress and your Company. See Item 401(e)(1) of Regulation S-K.

Compensation Committee, page 88

64. You list here several duties for your compensation committee. Please advise as to whether compensation committee has any ability to vary the compensation paid to your Manager.

65. Where appropriate, please include the information on compensation committee interlocks and insider participation required by Item 407(e)(4) of Regulation S-K.

Executive Officer Compensation, page 88

66. Please include the information required by Item 402 of Regulation S-K. Please note that Item 402(a)(2) requires disclosure of all compensation for services rendered to your Company as an executive officer, by any person. As such, the fact that your officers do

not receive cash compensation from you does not obviate the need for executive compensation disclosure.

67. Please ensure that future filings include information on the compensation of directors. Please see Item 402(k) of Regulation S-K.

Principal Shareholders, page 89

68. Please include the addresses of the shareholders listed here. See Item 403(a) of Regulation S-K.

69. Please disclose by footnote, or otherwise, the individual or individuals who have voting or investment power over the securities owned by the entities listed in the table. Refer generally to Exchange Act Rule 13d-3.

Description of Share Capital, page 91

Election and Removal of Directors, page 92

70. We note references to "Members" on the top of page 93. Please clarify these references.

71. Please state who may fill vacancies in the board.

Certain United States Federal Income Tax Consequences, page 109

72. Please tell us the basis for not filing an opinion of counsel supporting the tax matters and consequences to shareholders. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin 19 (CF).

Index to Consolidated Financial Statements of Fortress Worldwide Transportation and Infrastructure General Partnership and Intermodal Finance I Ltd., page F-1

73. Please revise your filing to include updated financial information for the fiscal quarter ended September 30, 2013 in accordance with Article 3-12 of Regulation S-X.

74. Please provide a disclosure herein in order for your investors to understand the reason why you have included the financial statements of Intermodal Finance I Ltd. and why they have not been updated.

Financial Statement of Fortress Worldwide Transportation and Infrastructure General
Partnership, page F-2

Note 6- Investments in Unconsolidated Entities, page F-19

75. We note your disclosure stating that you exercise significant influence over a 16.67% non-controlling interest in an offshore energy entity you acquired from a third party in April 2012 for a total purchase price of approximately $19.6 million. Please tell us why you have not provided separate financial statements for this entity in accordance with Rule 3-09 of Regulation S-X. Please submit a detailed analysis supporting your conclusion with your response.

76. We note your disclosure stating that on September 5, 2012, you contributed approximately $21.4 million for a 51% non-controlling interest in a newly formed joint venture. Please submit a detailed explanation and analysis, including but not limited to, the participating rights, obligations, and abilities to dissolve the joint venture that you and the counterparty each have, as well as the authoritative accounting guidance you are relying on, to support your position that you do not have a controlling interest in this entity. Supplementally, provide us with a copy of the joint venture agreement.

77. In addition, please tell us why you have not provided separate financial statements for this entity in accordance with Rule 3-09 of Regulation S-X. Please submit a detailed analysis supporting your conclusion with your response.

Signatures, page II-3

78. Please sign your next amendment, and all future amendments.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tracie Towner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief